Member FINRA & SIPC	535 5th Ave. 4th Fl New York, NY 10017 www.ibsgroup.net

April 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global SPAC Partners Co.
Registration Statement on Form S-1
File No. 333-249465

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), I-Bankers Securities, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on April 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 430 copies of the Preliminary Prospectus dated March 23, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

I-BANKERS SECURITIES, INC.

By:	/s/ Shelley Leonard
Name:	Shelley Leonard
Title:	President